EXHIBIT 1
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                         Pardus Capital Management L.P.
                     1001 Avenue of the Americas, Suite 1100
                               New York, NY 10018

                                                                October 17, 2005

Bally Total Fitness Holding Corp.
8700 West Bryn Mawr - 2nd Floor
Chicago, IL 60631
Attn:  Board of Directors

Gentlemen:

                  Pardus Capital Management L.P. ("PCM"), in its capacity as the investment manager of Pardus European Special Opportunities Master Fund L.P. ("Pardus"), is the beneficial owner of 5,000,000 shares of common stock, par value $0.01 per share, of Bally Total Fitness Holding Corporation (the "Company"). Pardus is the record owner of 1,000 of such shares directly in its own name. As you know, we have expressed to the management of the Company the need for, and PCM's support for, the Company to pursue appropriate measures to enhance stockholder value and restore public confidence and support. In this regard, PCM has proposed certain independent candidates to the Company for election to the board of directors. We understand that Company management has interviewed these proposed candidates in respect of their qualifications, ability and desire to serve on the board. However, as of the date of this letter, no further progress has been made with respect to the proposed candidates.

                  Consequently, please be advised that Pardus is currently preparing, and intends to timely submit, a formal notice nominating candidates for election to the board of directors of the Company at the annual meeting of the Company's stockholders presently scheduled to be held on January 26, 2006. In our view, the Company's apparent unwillingness to appoint directors supported by the Company's current stockholders, despite our suggestion of highly qualified, independent candidates, has left us with no choice but to proceed with the course of action outlined above.

                  Separately, there has now been an almost two month delay by the Company in commencing the previously announced consent solicitation in respect of its debt securities. We are concerned that this delay may be a consequence of management's ongoing pursuit of any number of alternative transactions that are designed to entrench current management and that would not be in the best interests of the Company's stockholders. We also are concerned that the lack of progress in the consideration of the proposed director candidates may be related to such a transaction. As we have previously expressed, the Company should not undertake any asset sales, a sale of the business,


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Bally Total Fitness Holding Corporation


equity financings and/or debt financings until the Company's restated financial statements are publicly available and a stockholders meeting for the election of directors has been held.

                                         Sincerely,

                                         PARDUS CAPITAL MANAGEMENT L.P.

                                         By:  Pardus Capital Management LLC, its
                                              general partner


                                         By: /s/ Karim Samii
                                             -----------------------------------
                                             Name: Karim Samii
                                             Title: Sole Member


cc: Jeffrey D. Marell, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP Carl L. Reisner, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP



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